SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 7)*

Hemisphere Media Group, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

42365Q103
(CUSIP Number)

Jonathan Brolin

Edenbrook Capital, LLC

116 Radio Circle

Mount Kisco, NY 10549

(914) 239-3117

with a copy to:

Eleazer Klein, Esq.

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42365Q103	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,089,289
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,089,289
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,089,289
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.94%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 42365Q103	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,089,289
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,089,289
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,089,289
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.94%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 42365Q103	SCHEDULE 13D/A	Page 4 of 5 Pages

This Amendment No. 7 ("Amendment No. 7") amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on May 18, 2020, as subsequently amended on Schedule 13D (as amended thereby and hereby, the "Schedule 13D"), with respect to the Class A Common Stock, par value $0.0001 (the "Class A Common Stock") of Hemisphere Media Group, Inc. (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D. This Amendment No. 7 amends Items 4 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 8, 2022, Edenbrook sent a letter (the "June 8 Letter") to Sonia Dulá, Rick Neuman, and John Engelman, the members of the Special Committee of the Board, expressing Edenbrook's strong belief, in light of financial disclosures in the Issuer's Pre-Marketing Lender Presentation,[1] that the Issuer's entry into an agreement and plan of merger[2] to have the Issuer taken private at $7.00 per share in cash significantly undervalues the Issuer. The June 8 Letter details and provides support for Edenbrook's belief that a deal to take the Issuer private at anything less than $16.00-23.00 per share would raise serious questions about the process, motivations and conflicts of interest surrounding the proposed transaction.

The foregoing summary of the June 8 Letter is not intended to be complete and is qualified in its entirety by reference to the full text of the June 8 Letter, which is filed herewith as Exhibit D and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit D	June 8 Letter.

1 Filed as an exhibit to the Issuer's Form 8-K, filed with the SEC on June 3, 2022.

2 As disclosed in the Issuer's Form 8-K, filed with the SEC on May 10, 2022.

CUSIP No. 42365Q103	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 8, 2022

EDENBROOK CAPITAL, LLC

By:	/s/ Jonathan Brolin
Name: Jonathan Brolin
Title: Managing Member

By:	/s/ Jonathan Brolin
JONATHAN BROLIN

EXHIBIT D

June 8, 2022

Sonia Dulá

Rick Neuman

John Engelman

The Members of the Special Committee of the Board of Directors

Hemisphere Media Group, Inc.

Dear Sonia, Rick and John:

Our firm, Edenbrook Capital, LLC, is writing this letter as a follow-up to the one we sent to Chairman Peter Kern on May 16, 2022 (“May 16 letter”). We are addressing this letter to you, the independent members of the Board of Directors who sat on the Special Committee that blessed the proposed transaction for Hemisphere Media Group, Inc. (“the Company” or “Hemisphere”) to be taken private by insiders (the “Insider Takeover”). In the May 16 letter, we discussed our view that the Insider Takeover “undervalues the Company and allows insiders to disproportionately benefit from the very share price erosion they are responsible for.” We wrote that a deal to take the Company private at anything less than $12 per share was indefensible, as opposed to the $7.00 being offered. But after reading the additional financial disclosures in the Company’s Pre-Marketing Lender Presentation (“the Presentation”) filed as an exhibit to a Form 8-K on June 3, 2022, we now realize that our estimates were too conservative, and that the equity value for public shareholders should be at least $16-23 per share, as we’ll demonstrate, and that this Insider Takeover dramatically disadvantages public shareholders, is rife with conflicts of interest and is borne out of a flawed, unfair process that benefits insiders at the expense of public shareholders.

Updated Valuation

On page 34 of the Presentation, on a slide titled, “Compelling Financial Profile,” the Company details its pro forma free cash flow calculation for the 12 months ended March 31, 2022. The total of that free cash flow is $70.5 million, and the footnote highlights that this is unlevered free cash flow.

To calculate the levered free cash flow that would actually flow to public equity holders, were they allowed to participate as shareholders in an ongoing entity, we account for the interest owed. As per the Company's most recent Form 10-Q, filed on May 10, the Company had net debt of approximately $212 million at its most recent quarter end, the same end date for the last 12 months calculation for the free cash flow. But this number overstates the pro forma net debt, because the May 9 press release announcing the Insider Takeover states that “Hemisphere contemplates using the net cash proceeds from the TelevisaUnivision transaction to promptly prepay Hemisphere's outstanding senior secured term loans.” Recall, this TelevisaUnivision transaction involves the acquisition of Pantaya, Hemisphere’s streaming platform. As we wrote in our May 16 letter, Hemisphere has significant private shareholders who are also significant shareholders of TelevisaUnivision, making that deal highly problematic, as we will demonstrate. On a Form 8-K, dated May 9, and filed May 10 (“the May 8-K”), the Company notes that it will be receiving $115 million in cash for selling Pantaya plus a promissory note for $10 million (as well as some radio stations in Puerto Rico). If we thus reduce the net debt of the company by the $125 million coming from TelevisaUnivision, net debt would decrease to $87 million. As of this writing, the interest rate on that debt is approximately 5.165% 1, making the annual interest payment on the remaining net debt approximately $4.5 million. Subtracting that interest payment from the $70.5 yields levered free cash flow of $66 million. Modest changes in interest rates or levels of net debt will not have meaningful impacts on the equity value calculations that follow.

Comparable companies trade at free cash flow yields of 7-10%. The price/free cash flow multiple, the inverse of the free cash flow yield, is thus 10-14.3X free cash flow. Applying that multiple range to the $66 million of free cash flow yields an equity value of $660-$943.8 million. As Hemisphere has approximately 40.4 million shares outstanding, that yields an equity price per share of $16.34-$23.36. Note that the low end of this valuation range is more than double the $7.00 per share offer of the Insider Takeover, and the high end is more than triple that price.

The Insider Takeover appears to be a brazen attempt to buy Hemisphere for just 4.3x free cash flow (40.4 million shares at $7.00 is $282.8 million of equity value, divided by $66 million of pro forma levered free cash flow, as described above, equals 4.3x). Further, this valuation is based on today’s free cash flow per share, and as we’ll show shortly, the Company is expecting strong growth in these numbers. This low valuation being offered, 4.3x free cash flow, is one you might see for an over-levered, distressed company, not one with the following characteristics: 1) conservative financial profile; 2) strong organic growth and with demographic and industry trends in Hemisphere’s favor; 3) stable, predictable revenue streams; 4) strong cash flow generation; and 5) ability to de-lever quickly. Those aren’t our characterizations of the Company, they come from page 39 of the Presentation, where the Company describes itself to the lending community. Sounds like a great business to own! If only insiders weren’t trying to wrest it from public shareholders for a song.

____________________________

1 The interest rate the Company pays is a floating rate of US 3-month LIBOR + 350 basis points on one tranche and a slightly lower rate on the other tranche, but to be conservative, we have used the more expensive debt for this calculation.

Given the high quality of the Company’s remaining assets after the sale of Pantaya, and its industry leading margins, per page 33 of the Presentation, we think the valuation should be at the higher end. Further this valuation excludes any value for Canal Uno, which as we mentioned in the May 16 Letter, is the Company’s joint venture in a Colombian broadcast network, into which Hemisphere has invested approximately $130 million in recent years. There is only an oblique reference on the final page of the Presentation, in an organizational chart, to an entity called HMTV Uno S.A.S. (Colombia). Is the Company saying that it has frittered away $130 million of value, or are public shareholders also being deprived of the rights to an asset for which they invested approximately $3.22 per share? And the other assets, including equity stakes in Snap Media, a content distribution business, and Remezcla, a Latin American cultural media company, what of their value? They are also part of the Insider Takeover, with no value being given to public shareholders.

Robbing Peter to Pay Paul

Per the May 8-K, the entity proposing to acquire Hemisphere is HWK Parent, LLC, which is a subsidiary of Gato Investments LP (“Gato”). Gato is itself a portfolio investment of Searchlight Capital Partners, L.P. (“Searchlight”). Notably, per a December 29, 2020 press release, Searchlight, along with another entity, became majority owners of Univision, now TelevisaUnivision. As we mentioned in the May 16 Letter, per the May 9 transaction press release, Hemisphere intends to sell Pantaya to TelevisaUnivision at a discount to the value Hemisphere itself ascribed to the business in 2021, just as TelevisaUnivision is getting into the streaming business itself and searching for scale. The same TelevisaUnivision in which Searchlight is part of the ownership group. The same Searchlight that is also the controlling shareholder of Hemisphere. Instead of entertaining a full search process for a buyer of Pantaya, Searchlight is moving Pantaya from its right pocket to its left. Are public shareholders to believe that Hemisphere is getting a fair deal for Pantaya, when the proposed buyer is also the seller?

What’s more, we argue that the $7.00 being offered to public shareholders has effectively cost Searchlight, the sole investor in Gato, nothing. A little history here is instructive. In 2016, InterMedia Partners, LP, an investor in Hemisphere, sought to provide liquidity to its limited partners as the fund through which it invested in Hemisphere was near the end of its term, per a Company press release on September 7, 2016. Searchlight offered $9.75 in cash for those shares, at a time when the stock was trading at $12.85, a $3.00+ discount. Were public shareholders offered this deal to participate in the equity at a lower price? They were not. And when the deal concluded, Searchlight had purchased approximately 16.5 million of the privately held, super-voting B shares, per a Company press release on October 24, 2016, which represents approximately 84% of the outstanding B shares, a 41% economic interest and a commanding 76% of the voting interest in the Company. Did public shareholders have the option to buy shares with 10 votes per share? They did not, meaning this $3.00+ discount significantly understates the discount Searchlight received on these shares at the expense of public shareholders, as they came with substantially more rights, at substantially less cost.

Further, as we noted in our May 16 letter, the Company was purchasing its own stock in September 2021 for $11.00 per share. But now the Insider Takeover has insiders only offering $7.00 per share to public shareholders, a $4.00 discount to the price the Company itself paid in September. Quick math here suggests that $3.00 plus $4.00 equals $7.00, meaning that insiders have already enjoyed a $7.00 benefit relative to public shareholders. Public shareholders are not only being stiffed on the valuation, they are effectively being done so with found money.

All Wrong

The English translation of the hit movie “Todo Mal,” streaming on Pantaya, is “All Wrong.” A rather apt description of all sides of these transactions, the insider sale of Pantaya and the Insider Takeover, or take under, of Hemisphere at the expense of public shareholders. If selling Pantaya is really the right strategic decision, why not just do so through a robust, open process and allow public shareholders to own the remaining business as a public entity? A business with the characteristics the Company described on page 39 of the Presentation, being scooped for a valuation of 4.3x free cash flow, with effectively found money, sounds like a steal. But it is the public shareholders who are being robbed (at least those who aren’t also holders of the super-voting B shares, including various insiders and participants in the Insider Takeover).

As the Special Committee of the Board overseeing this transaction, you have a duty to treat public shareholders fairly and to not allow the Company to be taken private at such a low price and in such a conflicted series of transactions. Will we learn more when you file the Proxy Statement detailing the history of these transactions? Here’s betting that the history the Company will show flatters the case on behalf of the Insider Takeover. Unfortunately the Presentation you already filed will likely give lie to any attempt to suggest that the remaining assets ex-Pantaya are distressed and that the offer for Hemisphere is fair. Will you allow this to take place on your watch? The world is watching.

Sincerely,

Jonathan Brolin

Founder and Managing Partner